Exhibit 2.1

                        Press Release Dated May 21, 1996

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

Queries:      Thomas P. Lewis, President & CEO                901-683-7868
              Ronald L. Edmonds, Senior Vice President & CFO 901-683-7868 Steven Kessler, Howard Bronson & Company, Inc. 212-867-6160

                    OMEGA COMPLETES SALE OF PREFERRED STOCK,
                          PLANS ADDITIONAL ACQUISITIONS

Memphis, Tennessee -- May 21, 1996 -- Omega Health Systems, Inc. (NASDAQ: OHSI) today announced that it had completed the sale of $7.29 million in convertible preferred stock. The proceeds of the offering will be used to finance the acquisition of the assets of eye care practices and for working capital.

The net proceeds of $6.56 million will be used to finance Omega's acquisition program. Omega has completed the acquisition of the assets of two ophthalmology practices so far this year and anticipates completing at least four additional acquisitions by year end. Omega currently has letters of intent covering a major acquisition in North Texas and three additional practices. The Company is optimistic that, in the future, it will continue to achieve its objectives of effecting long term growth, through the completion of other strategic acquisitions.

Subject to certain limitations, the preferred stock is convertible into Omega common stock at an exercise price equal to the lesser of $5.75 or 85% of the average bid price at the time of conversion. The preferred stock has a dividend rate of 8%, which is paid in the form of common stock at the time of conversion. The preferred stock automatically converts at the end of three years if not already converted. In addition, the investors received warrants to purchase approximately 634,000 additional shares at an exercise price of $5.75.

Omega Health Systems is a physician practice management company providing comprehensive eye care services through an expanding nationwide system of medical eye centers, managed care provider networks, eye surgical facilities, excimer laser refractive surgery programs and an opthalmic specialty supplies and equipment distribution company.


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